Registration Statement No. 333-196623

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement Dated August 12, 2014

(To Prospectus Dated August 12, 2014)

Final Term Sheet Dated August 13, 2014

Depositary Shares

Each representing a 1/100th Interest in a Share of

6.00% Convertible Perpetual Preferred Stock, Series A

The information in this pricing term sheet relates only to the offering of the depositary shares, each representing a 1/100th ownership interest in a share of 6.00% Convertible Perpetual Preferred Stock, Series A and should be read together with (i) the preliminary prospectus supplement dated August 12, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (ii) the related prospectus dated August 12, 2014. This pricing term sheet supersedes the information in the Preliminary Prospectus Supplement only to the extent inconsistent with such information. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Rex Energy Corporation

Ticker:	REXX (The NASDAQ Global Select Market (“NASDAQ”))

Title of Securities:	Depositary shares (the “Depositary Shares”) each representing a 1/100th interest in a share of 6.00% Convertible Perpetual Preferred Stock, Series A (“Series A Convertible Preferred Stock”)

Issue Size:	1,400,000 Depositary Shares (or 1,610,000 Depositary Shares if the underwriters exercise their overallotment option in full)

Liquidation Preference per Share:	$10,000.00 per share of Series A Convertible Preferred Stock (equivalent to $100.00 per Depositary Share)

Offering Price:	$100 per Depositary Share

Use of Proceeds:	The Issuer estimates that the net proceeds from the sale of the Depositary Shares will be approximately $135.2 million (or approximately $155.5 million if the underwriters exercise their overallotment option in full). The Issuer intends to use approximately

$120.0 million of the net proceeds from this offering to fund the consideration for the Shell Transaction (as described in the Preliminary Prospectus Supplement). The Issuer will use the remaining net proceeds to fund its capital expenditure program and for general corporate purposes. There is no assurance that the Shell Transaction will occur on or before a certain time, or at all. The closing of the offering is not conditioned on the consummation of the Shell Transaction.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commission and proceeds before expenses to the Issuer:

	Per Share	Total
Public offering price(1)	$100.00	$140,000,000
Underwriting discounts and commissions	$3.25	$4,550,000
Proceeds, before expenses, to us	$96.75	$135,450,000

(1)	Plus accrued, accumulated and unpaid dividends, if any, from August 18, 2014.

Trade Date:	August 13, 2014

Settlement Date:	August 18, 2014

Dividend Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2014

Dividends:	6.00% per annum per share on the liquidation preference thereof of $10,000.00 per each share of Series A Convertible Preferred Stock (equivalent to a liquidation preference of $100.00 per Depositary Share). Dividends will accrue and cumulate from August 18, 2014 and, to the extent that the Issuer is legally permitted to pay dividends and the Issuer’s board of directors, or an authorized committee of its board of directors, declares a dividend payable, the Issuer will pay dividends in cash, shares of the Issuer’s common stock or a combination thereof at its election, on each dividend payment date. The dividend payable (if declared) on the first dividend payment date is expected to be $145.00 per share of Series A Convertible Preferred Stock (equivalent to $1.45 per Depositary Share) and on each subsequent dividend payment date is expected to be $150.00 per share of Series A Convertible Preferred Stock (equivalent to $1.50 per Depositary Share).

NASDAQ Last Reported Sale Price of the Issuer’s common stock on August 12, 2014:	$14.38 per share of the Issuer’s common stock

Redemption:	None

Initial Conversion Rate:	555.56 shares of the Issuer’s common stock for each share of Series A Convertible Preferred Stock (equivalent to 5.5556 shares of the Issuer’s common stock for each Depositary Share)

Initial Conversion Price:	Approximately $18.00 per share of the Issuer’s common stock

Conversion at Option of Holder:	Holders of Series A Convertible Preferred Stock may elect to convert their Series A Convertible Preferred Stock into shares of the Issuer’s common stock at the conversion rate at any time

Mandatory Conversion:	On or after August 20, 2019, if the Daily VWAP (as defined under “Description of Series A Convertible Preferred Stock—Mandatory Conversion” in the Preliminary Prospectus Supplement) of the Issuer’s common stock equals or exceeds 130% of the then-prevailing conversion price (the liquidation preference divided by the then-prevailing conversion rate) for at least 20 Trading Days within any period of 30 consecutive Trading Days (including the last Trading Day of such 30 consecutive Trading Day period), the Issuer may, at its option, cause all or a portion of shares of Series A Convertible Preferred Stock to be automatically converted into shares of the Issuer’s common stock at the then-applicable conversion rate, plus accumulated and unpaid dividends (other than previously declared dividends on the Series A Convertible Preferred Stock payable to holders of record as of a prior date).

Conversion Upon Fundamental Change:	In connection with the occurrence of a fundamental change, holders that convert their Series A Convertible Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 15 days after such effective date, will receive, for each share of Series A Convertible Preferred Stock, a number of shares of the Issuer’s common stock equal to the greater of (i) the then-applicable conversion rate, plus a number of additional shares of the Issuer’s common stock, if any, determined pursuant to the table set forth opposite the caption “Make-Whole Premium for Conversion upon a Fundamental Change” below and (ii) $10,000 divided by the greater of (a) the applicable “stock price” (as defined under “Description of Series A Convertible Preferred Stock—Make-Whole Premium for Conversion Upon a Fundamental Change” in the Preliminary Prospectus Supplement) and (b) $7.19 per share (subject to adjustment at the same time as, and in a manner inverse to, any adjustment to the conversion rate).

Make-Whole Premium for Conversion upon a Fundamental Change:	The following table sets forth the additional number of shares of the Issuer’s common stock (or make-whole premium) for each share of Series A Convertible Preferred Stock converted as described above in the provisions opposite the caption “Conversion Upon Fundamental Change” for each hypothetical stock price and effective date set forth below:

	Stock Price on Effective Date
Effective Date	$14.38	$15.00	$17.50	$18.00	$20.00	$23.40	$25.00	$30.00	$40.00	$50.00	$75.00	$125.00
August 18, 2014	139.85	139.85	125.84	121.54	106.74	88.06	81.23	65.10	45.94	34.95	20.79	9.71
August 15, 2015	139.85	137.51	112.25	108.18	94.28	76.97	70.73	56.20	39.38	29.92	17.88	8.51
August 15, 2016	139.85	122.31	97.81	93.90	80.70	64.63	58.97	46.11	31.87	24.16	14.52	7.05
August 15, 2017	139.85	118.57	83.01	79.11	66.10	50.08	45.62	34.43	23.15	17.47	10.57	5.24
August 15, 2018	139.85	114.84	68.73	64.49	50.41	34.52	29.52	19.99	12.62	9.51	5.83	2.95
August 15, 2019 and thereafter	139.85	111.11	60.54	55.62	38.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective dates may not be set forth on the table, in which case: (a) if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the make-whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year; (b) if the stock price is in excess of $125.00 per share (subject to adjustment as described in the Preliminary Prospectus Supplement), then no additional shares will be added to the conversion rate; and (c) if the stock price is less than $14.38 per share (subject to adjustment as described in the Preliminary Prospectus Supplement), then no additional shares will be added to the conversion rate.

Additional Comments:	On a pro forma basis, to give effect to this offering and the use of the net proceeds from this offering as described in “Use of Proceeds” (assuming that the underwriters do not exercise their over-allotment option), the ratio of earnings to fixed charges and preferred stock dividends for the six months ended June 30, 2014 and the year ended December 31, 2013 would have been 2.0x and 0.7x, respectively.

Sole Structuring Advisor and Sole Book-Runner:	RBC Capital Markets, LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc.
BMO Capital Markets Corp.
SunTrust Robinson Humphrey, Inc.

Co-Managers:	Capital One Southcoast, Inc.
Johnson Rice & Company L.L.C.
CDH Securities LLC
Northland Securities, Inc.

CUSIP/ISIN for the Depositary Shares:	761565 209 / US7615652093

CUSIP/ISIN for the Series A Convertible Preferred Stock:	761565 308 / US7615653083

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated August 12, 2014, and an accompanying prospectus, dated August 12, 2014) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated August 12, 2014, and the accompanying prospectus, dated August 12, 2014. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.